

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Mr. Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway
2nd Floor
Durham, NC 27713

      Re: Trimeris, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 16, 2010
                File No. 000-23155

                Definitive Proxy Statement on Schedule 14A
                Filed on March 16, 2010
                File No. 000-23155

Dear Mr. Mattingly:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeffrey Riedler
                Assistant Director